EXHIBIT (11)

NORTHWEST NATURAL GAS COMPANY

Statement re: Computation of Per Share Earnings

(Unaudited)

Thousands, except per share amounts	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2004	2003	2004	2003
Net income (loss)	$(8,285)	$(6,546)	$23,611	$24,320
Redeemable preferred stock dividend requirements	—	—	—	294

Earnings (loss) applicable to common stock - basic	(8,285)	(6,546)	23,611	24,026
Debenture interest less taxes	60	70	179	209

Earnings (loss) applicable to common stock - diluted	$(8,225)	$(6,476)	$23,790	$24,235

Average common shares outstanding - basic	27,373	25,777	26,868	25,692
Stock options	43	43	47	28
Convertible debentures	272	316	272	316

Average common shares outstanding - diluted	27,688	26,136	27,187	26,036

Earnings (loss) per share of common stock - basic	$(0.30)	$(0.25)	$0.88	$0.94

Earnings (loss) per share of common stock - diluted	$(0.30)	$(0.25)	$0.88	$0.93

For the three months ended Sept. 30, 2004, 202,800 shares, representing the number of stock options the exercise prices for which were greater than the average market prices for such periods, were excluded from the calculation of diluted earnings per share because the effect was antidilutive. For the nine months ended Sept. 30, 2004 and 2003, 18,000 shares and 83,000 shares, respectively, were excluded from the calculation of diluted earnings per share for this reason. For the three months ended Sept. 30, 2003, no shares were excluded from the calculation of diluted earnings.